SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                 Under the Securities and Exchange Act of 1934
                              (Amendment No. 49){1}

                            Berkshire Hathaway Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                  084670 10 8
                                (CUSIP Number)

                               Warren E. Buffett
                   1440 Kiewit Plaza, Omaha, Nebraska  68131
                                (402) 346-1400
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 6, 1996
                         (Date of Event which Requires
                           Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

 Check the following box if a fee is being paid with the statement
 [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

 Note: Six copies of this statement, including all exhibits,  should  be  filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 __________________

 {1} The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                                 SCHEDULE 13D
 CUSIP No. 084670 10 8

 1         Name Of Reporting Person
           S.S. Or I.R.S. Identification No. Of Above Person
                  Warren E. Buffett, ###-##-####

 2         Check The Appropriate Box If A Member Of A Group*
                  (a)  [ ]
                  (b)  [ ]

 ______________________________________________________________________________

 3         SEC USE ONLY

 ______________________________________________________________________________

 4         Source Of Funds*
                  PF

 5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                  [ ]

 6         Citizenship Or Place Of Organization
                  United States Citizen

 7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                  479,202

 8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                  36,985

 9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                  479,202

 10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                  36,985

 11        Aggregate Amount Beneficially Owned By Each Reporting Person
                  516,187

 12        Check  Box  If  The  Aggregate  Amount In Row (11) Excludes  Certain
           Shares*
                  [ ]

 13        Percent Of Class Represented By Amount In Row (11)
                  43.2%

 14        Type Of Reporting Person*
                  IN

                                 SCHEDULE 13D
 CUSIP No. 084670 10 8

 1         Name Of Reporting Person
           S.S. Or I.R.S. Identification No. Of Above Person
                  Susan T. Buffett, ###-##-####

 2         Check The Appropriate Box If A Member Of A Group*
                  (a)  [ ]
                  (b)  [ ]

 ______________________________________________________________________________

 3         SEC USE ONLY

 ______________________________________________________________________________

 4         Source Of Funds*
                  PF

 5 Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e)
                  [ ]

 6         Citizenship Or Place Of Organization
                  United States Citizen

 7 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Voting Power
                  -0-

 8 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Voting Power
                  36,985

 9 Number Of Shares Beneficially Owned By Each Reporting Person With Sole Dispositive Power
                  -0-

 10 Number Of Shares Beneficially Owned By Each Reporting Person With Shared Dispositive Power
                  36,985

 11        Aggregate Amount Beneficially Owned By Each Reporting Person
                  36,985

 12        Check  Box  If  The  Aggregate  Amount In Row (11) Excludes  Certain
           Shares*
                  [ ]

 13        Percent Of Class Represented By Amount In Row (11)
                  3.1%

 14        Type Of Reporting Person*
                  IN

                               PRELIMINARY NOTE


            THIS AMENDMENT NO. 49 IS BEING FILED SOLELY TO REPORT IN THIS
 SCHEDULE 13D THE VOTING AGREEMENT AMONG WARREN E. BUFFETT, FOR HIMSELF AND THE HOWARD BUFFETT FAMILY TRUST (THE "TRUST"), SUSAN T. BUFFETT, AND BERKSHIRE HATHAWAY INC. ("BERKSHIRE") DESCRIBED IN ITEM 6 AND INCLUDED AS AN EXHIBIT IN
 ITEM 7. THE VOTING AGREEMENT HAS BEEN PREVIOUSLY DESCRIBED IN BERKSHIRE'S PROXY STATEMENT DATED MARCH 18, 1996 FOR ITS ANNUAL MEETING OF SHAREHOLDERS HELD ON MAY 6, 1996 AND HAS BEEN PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IN BERKSHIRE'S REGISTRATION STATEMENT ON FORM S-3 FILED ON APRIL 2, 1996.

            THE VOTING AGREEMENT WILL BECOME EFFECTIVE ONLY UPON EFFECTIVENESS OF A PROPOSED AMENDMENT TO BERKSHIRE'S RESTATED CERTIFICATE OF INCORPORATION (THE "CERTIFICATE AMENDMENT") TO BE CONSIDERED AND VOTED UPON BY BERKSHIRE'S SHAREHOLDERS AT ITS ANNUAL MEETING ON MAY 6, 1996. THIS AMENDMENT NO. 49 IS BEING FILED BEFORE EFFECTIVENESS OF THE VOTING AGREEMENT SOLELY FOR CONVENIENCE.

            THIS AMENDMENT NO. 49 REPORTS NO OTHER MATERIAL CHANGE IN INFORMATION AND NO TRANSACTIONS IN BERKSHIRE STOCK BY MR. BUFFETT OR MRS. BUFFETT. ALL OTHER INFORMATION IN THIS SCHEDULE 13D IS BEING RESTATED IN FULL SOLELY BECAUSE REQUIRED BY REGULATIONS OF THE SECURITIES AND EXCHANGE COMMISSION WITH RESPECT TO INITIAL ELECTRONIC FILINGS.


 ITEM 1.    SECURITY AND ISSUER.

            This Schedule 13D is filed with respect to the Common Stock, $5.00 par value per share ("Common Stock"), of Berkshire, 1440 Kiewit Plaza, Omaha, Nebraska 68131. (The Common Stock will be re-designated "Class A Common Stock" by the amendment to Berkshire's Restated Certificate of Incorporation to become effective on May 6, 1996, assuming approval by Berkshire shareholders of the Certificate Amendment.)


 ITEM 2.    IDENTITY AND BACKGROUND.

            This Schedule 13D is filed by Warren E. Buffett (an individual and a United States citizen), 1440 Kiewit Plaza, Omaha, Nebraska 68131, and his wife, Susan T. Buffett (an individual and a United States citizen), 1440 Kiewit Plaza, Omaha, Nebraska 68131.

            The principal occupation of Warren E. Buffett is to serve as Chairman of the Board of Directors and Chief Executive Officer of Berkshire, 1440 Kiewit Plaza, Omaha, Nebraska 68131. Berkshire is a holding company owning subsidiaries engaged in a number of diverse business activities, the most important of which is the property and casualty insurance and reinsurance business. Susan T. Buffett is a private investor.

            Neither Warren E. Buffett nor Susan T. Buffett has been convicted, during the past five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither, during the past five years, has been a party to a civil proceeding resulting in a judgment, decree or final order relating to any violation of federal or state securities laws.


 ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The 474,998 shares of Common Stock described in Item 5 over which Mr. Buffett has sole voting and investment power were purchased at a cost of $15,415,044. The 4,204 shares of Common Stock described in Item 5 and owned by the Trust, of which Mr. Buffett is sole trustee but in which he has no economic interest, were purchased at a cost of $88,294. The 36,985 shares described in Item 5 and owned by Mrs. Buffett were purchased at a cost of $1,964,491. No borrowed funds were used for such purchases.


 ITEM 4.    PURPOSE OF TRANSACTION.

            The purpose of the purchases by Mr. Buffett, Mrs. Buffett, and the Trust was to acquire shares for investment. Mr. Buffett and/or Mrs. Buffett may purchase additional shares of Berkshire stock from time to time depending upon price, market conditions, availability of funds, evaluation of other investment opportunities, and other factors. The Trust, of which Mr. Buffett is trustee but in which he has no economic interest, has no material assets other than the shares of Common Stock held by it, but has certain fixed distribution requirements and has tax obligations. Accordingly, the Trust will, as it has in the past, sell small numbers of shares of Common Stock from time to time to meet such requirements and obligations.

            Except as stated above, neither Mr. Buffett, for himself or on behalf of the Trust, nor Mrs. Buffett has any plan or proposal which relates to any of the matters set forth in Item 4(a)-(j) of
            Schedule 13D.


 ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

            Warren E. Buffett owns 474,998 shares of Berkshire Common Stock, or approximately 39.8% of the outstanding shares of that class. His wife, Susan T. Buffett, owns 36,985 shares of Berkshire Common Stock, or approximately 3.1% of the outstanding shares of that class. The Trust owns 4,204 shares of Berkshire Common Stock, or approximately .4% of the outstanding shares of that class. Following effectiveness of the Certificate Amendment, these percentages will increase to the extent that other holders of Common Stock (then re-designated as Class A Common Stock) convert their shares into shares of Berkshire's Class B Common Stock, $.1667 par value per share ("Class B Common Stock"), while Mr. Buffett, Mrs. Buffett, and the Trust do not convert their shares of Class A Common Stock. See Item 6 regarding the effect of the Voting Agreement on increases in these percentages.

            Mr. Buffett has sole power to vote and to dispose of the 474,998 shares owned by him and the 4,204 shares owned by the Trust. Mr. Buffett and Mrs. Buffett share power to vote and to dispose of the 36,985 shares owned by Mrs. Buffett.

            With respect to shares held by Mr. Buffett, Mrs. Buffett, and the Trust, no person other than the holder has the right or power to receive dividends from, or proceeds from the sale of, such shares.

            Neither Mr. Buffett, for himself or the Trust, nor Mrs. Buffett has effected any transactions in Berkshire stock during the past sixty
            (60) days.


 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            To the extent that holders of Class A Common Stock other than Mr. Buffett, Mrs. Buffett, and the Trust convert shares of Class A Common Stock into shares of Class B Common Stock, the relative voting power of Mr. Buffett and Mrs. Buffett (as well as other remaining holders of Class A Common Stock) will be increased. Mr. Buffett, for himself and for the Trust, and Mrs. Buffett have entered into a Voting Agreement (the "Voting Agreement") with Berkshire providing that, should the voting power of voting securities of Berkshire as to which Mr. Buffett has or shares voting and investment power exceed 49.9% of the total voting power of all Berkshire voting securities, they will vote such securities in excess of that percentage proportionally with the votes of the other Berkshire shareholders.

            In the presently unforeseen event that another person acquired from Mr. Buffett (whether by sale, gift, bequest, or otherwise) Berkshire voting securities having aggregate voting power exceeding 49.9% of the total voting power of all Berkshire voting securities, such person would be bound by the Voting Agreement. See Item 4 as to Mr. Buffett's and Mrs. Buffett's intentions with respect to Berkshire shares held by them or by the Trust. An acquiror of small numbers of Berkshire shares from Mr. Buffett, Mrs. Buffett or the Trust will not be bound by the Voting Agreement.

            The Voting Agreement will become effective only upon the effectiveness of the Certificate Amendment, expected to occur on May 6, 1996.

            Apart from the Voting Agreement and the other relationships described in this Schedule, there is no contract, arrangement, understanding or relationship between Warren E. Buffett, for himself or the Trust, and Susan T. Buffett, nor between them collectively and any other person, with respect to the Common Stock.


 ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

            An agreement regarding the filing of joint statements on Schedule 13D and a power of attorney with respect to such filings have been filed previously. The Voting Agreement is incorporated herein by reference to Exhibit 99.1 to the Registration Statement on Form S-3 filed by Berkshire on April 2, 1996.


                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Dated this 12th day of April, 1996.



                                    _______________________________________
                                    Warren E. Buffett


                                    Susan T. Buffett


                                    By_____________________________________
                                    Warren E. Buffett
                                    Attorney-in-Fact